Classification: Confidential

EXHIBIT 8.1

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the principal subsidiaries of Lloyds Banking Group plc at 31 December 2019.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows Limited	England	100%*	Life assurance	25 Gresham Street London EC2V 7HN
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
Lloyds Bank Corporate Markets plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
*	Indirect interest

¹	Subsidiary that does not meet quantitative threshold for significance. Included for consistency with the consolidated financial statements.